O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com

VIA EDGAR

September 19, 2023

Ms. Irene Barberena-Meissner

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Surf Air Mobility Inc.

Response to the Staff’s Comments on Draft Registration Statement on Form S-1 Submitted on August 4, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Morris:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2023 regarding the Company’s Draft Registration Statement on Form S-1 submitted via EDGAR to the Commission on August 4, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to provide the offering price disclosure by Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on the cover of the prospectus to provide the offering price disclosure required by Item 501(b)(3) of Regulation S-K.

2.	Please revise disclosures that appear to relate to your direct listing IPO. For example, you disclose here that “[u]nlike an initial public offering, the resale by the Selling Stockholder is not being underwritten by any investment bank.” You also disclose here that “[s]uch sales, if any, will be made through brokerage transactions on the New York Stock Exchange (the “NYSE”),” which is inconsistent with your Plan of Distribution disclosure on pages 172-173.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on the cover to remove disclosures relating to the direct listing and to be consistent with the Plan of Distribution.

General

3.	Please revise this draft registration statement, as necessary, to reflect corresponding revisions made in response to our comments on the draft registration statement on Form S-1 that you filed concurrently with this draft registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has reflected corresponding revisions made in response to the comments on the registration statement filed concurrently with this registration statement.

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho M. Lee

cc:

Yolanda Guobadia, Staff Accountant

Robert Babula, Staff Accountant

Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP

Noah Kornblith, Partner, O’Melveny & Myers LLP

Yoon-jee Kim, Counsel, O’Melveny & Myers LLP